January 8, 2008

Mail Stop 4561

Mr. David W. Heeter
President and Chief Executive Officer
MutualFirst Financial Inc.
110 E. Charles Street
Muncie, Indiana 47305

Re: **MutualFirst Financial Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 16, 2007
        Form 10-Q for Fiscals Quarter Ended March 31, 2007,
        June 30, 2007, and September 30, 2007
        File Number: 000-27905

Dear Mr. Heeter:

We have reviewed your filings and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 16, 2007

Consolidated Statement of Cash Flows, page 63

1.   We note disclosure on page 44 of your decision to reposition your balance sheet in 2006. As a result, you sold $24.6M of significantly below market fixed-rate mortgages that had been partially funded with higher rate Federal Home Loan Bank Advances. Your Statement of Cash Flows discloses that these loans were transferred from held for investment to held for sale. Further, it appears that you have included the proceeds received on the sale as operating cash flows. Please tell us how your presentation is in accordance with paragraph 9 of SFAS 102 and revise your filing, as necessary.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief